UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of September, 2004

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date September 22, 2004

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

22 September 2004

Record full year profit - up 26.5%

  Underlying net profit after tax $576.5 million

  Food and Liquor profit up 12.5%

  Strongest annual growth in six years

  Substantial earnings growth in non-food brands

  Strong balance sheet and cashflow

  ROI increased to 21.6%, working capital reduction

  Dividend increased to 29 cents

  Capital management initiatives in FY2005

Coles Myer Ltd (CML) today announced underlying net profit after tax of $576.5 million for the year ended 25 July 2004, up 26.5% on prior year underlying profit. Sales rose by 19.4% to $32.3 billion.

"This is the highest annual profit in Coles Myer's history, an outstanding result in which all of our major businesses have significantly improved their quality of sales and earnings," Coles Myer Chief Executive Officer John Fletcher said.

"Three years into our five year turnaround journey, we have delivered against the progressive strategic milestones we set for ourselves.

"Profit and sales have grown double-digit, our balance sheet is strong, we are running ahead of our cost savings targets and our cash flows are excellent.

"We are well on the way to achieving our $800 million aspirational target in FY2006, with many opportunities ahead to further grow our business.

"The business is clearly achieving our goals of growing shareholder value through delighting our customers and being the best team," Mr Fletcher said.

Growing shareholder value

The Food and Liquor business has reported its best annual profit growth in six years and the non-food businesses have made excellent progress against their rebuild strategies. Margins increased in all business groups during the year.

Our newest business, Coles Express, surpassed all expectations in its first year of trading, reporting retail EBIT of $20.1 million, easily exceeding its cost of capital and being EPS positive in its own right.

While our non-food businesses - consistent with the retail sector as a whole - benefited from the Federal Government's family assistance package and a stronger Australian dollar, these provided 'icing on the cake' to what was a great performance without these bonuses.

Currency movements did not have a material benefit within the profit result. The impact of currency movements applies largely only to goods sourced directly from overseas in our non-food brands, amounting to less than 10% of product cost in these businesses. Even then, a considerable proportion of the benefit received in regard to these goods is passed back to the customer through lower prices in a competitive market, consistent with many other retailers.

Group cost savings of $339 million have been achieved over the past three years, exceeding our target of $300 million. Excluding the impact of 2003 accounting policy changes, the cost of doing business decreased for Food and Liquor and the non-food brands during the year.

The balance sheet has further strengthened, featuring negative working capital. Return on investment increased to 21.6%, up from 17.9% in 2003. Operating cashflow of $1,338.3 million and free cashflow of $627.8 million was generated.

After a credit adjustment from the Kmart NZ onerous lease provision and an interest benefit from the Employee Share Plan restructure, headline net profit after tax for the year was $616.5 million.

Directors have declared a fully franked final dividend of 15.0 cents per share, bringing the full year dividend to 29.0 cents per share, an increase of 3.0 cents on last year.

Given the strength of the company's balance sheet and cashflow, the Board has resolved to suspend the Dividend Reinvestment Plan. The final dividend, due on 8 November 2004, will therefore be paid in cash to all shareholders. Other capital management initiatives are planned for FY2005, with details to be provided during the year.

Delighting our customers

All of our businesses are focused on delighting our customers with great value, great range and great convenience. We continue to drive value for our customers through reinvesting in price, underpinned by our ongoing efficiencies.

As part of this, we are also offering Australia's best retail loyalty program, which includes the exceptionally popular Coles Express fuel discount, upgraded FlyBuys, Coles Myer Source MasterCard and the new Myer One program.

We have also launched the Coles Myer Gift Card and Coles Myer Insurance Claim Card. Both are market leading, both are highly innovative and both are absolutely customer-focused products.

Coles, Bi-Lo, Liquorland, Vintage Cellars, Target, Kmart, Myer, Megamart and Officeworks are each offering a brand-specific gift card and, for the first time ever, customers will be able to buy from point-of-sale a Coles Myer Gift Card that can be used across all of these brands. Coles Myer Gift Cards allow us to leverage the scale of Coles Myer by offering customers a single product that can be used across the length and breadth of the majority of our brands.

We have also introduced the Coles Myer Insurance Claim Card. Insurers will offer this PIN-protected card as an easy alternative for people to settle their insurance claims. Like the Gift Card, the technology behind the insurance card allows for the balance to be progressively decreased as purchases are made at our stores.

Both the Gift Card and Insurance Claim Card products put us very much at the cutting edge of an exciting and emerging market.

Being the best team

Building the best team and right culture at Coles Myer is critical to our success. We continue to focus on the four key elements we believe will deliver an exceptional team and culture.

Our on-line recruiting service, www.careers.colesmyer.com, continues to provide a leading edge solution for internal and external candidates with more than 70,000 registrations received for Coles Myer's recent seasonal recruitment campaign alone. Following on from the successful launch of the Coles Myer Institute this year, more than 80,000 Coles Myer team members have participated in some form of professional development. The Institute now offers more than 140 units, modules and full qualifications to all Coles Myer team members.

Building leadership to ensure we are well positioned for the future continues to be a Coles Myer priority. The Coles Myer talent pool program has four areas of focus, being retail operations, merchandise/buying, finance and strategic leadership, with more than 80 of our future Coles Myer leaders being developed and mentored by senior executives. The last two appointments to Managing Director roles (Coles Myer Liquor Group and Officeworks) were both filled by internal candidates.

Performance, reward and recognition. We continue to align informal recognition as well as short and long term incentive plans to reward the successful achievement of our business goals.

Our Safety RIGHT NOW program has increased focus on safety in the workplace for all Coles Myer team members. This has involved safety training and awareness across the whole business, ensuring a safe working and shopping environment. Senior leadership teams are also actively involved in developing and implementing safety strategies across our CML businesses.

Coles Myer continues to be the largest private sector employer in Australia, with our team increasing by 14,000 to 176,000 over the year.

Outlook

The outlook for the Group remains positive, as we make strong progress towards our $800 million aspirational target for FY2006.

As anticipated, the phase-out of the Shareholder Discount Card has had only a marginal impact on Group sales during the quarter to date, and is contributing to earnings growth in line with strategy. We are delighted that in the first eight weeks of FY2005, sales across the Group (excluding Coles Express) increased by 6.5%, notwithstanding the removal of the discount.

For the FY2005 year, the Food and Liquor business is expected to deliver upper-single digit sales growth through great value, convenience and innovative offers. We anticipate Food and Liquor comparative store sales growth in line with FY2004, at around 4%.

For the combined non-food businesses, we expect mid-single digit sales growth in FY2005, in line with strategy and as experienced in the first eight weeks of the first quarter.

Consistent with previous years, earnings guidance will be provided at the Annual General Meeting (18 November 2004).

Enquiries:

Media: Scott Whiffin +61 3 9829 5548

Analysts: Amanda Fischer +61 3 9829 4521
RESULTS SUMMARY	2004	2003	Chg	Retail EBIT/Sales
	52 weeks	52 weeks		2004	2003	Chg
	$m	$m		%	%
Sales	32,267	27,017	19.4%
Retail EBIT[a]	1,025.6	810.6	26.5%	3.18	3.00	18bp
Food and Liquor	677.5	602.0	12.5%	3.77	3.64	13bp
Coles Express	20.1	-		0.63	-
Kmart and Officeworks	135.6	103.6	30.9%	2.90	2.37	53bp
Myer and Megamart	60.7	25.2	140.9%	1.83	0.78	105bp
Target	150.9	92.0	64.0%	5.29	3.48	181bp
Emerging Businesses	(19.2)	(9.7)
Exited business[b]	-	(2.5)
Property	23.8	34.5
Corporate costs	(105.0)	(113.5)
One-off items:
Liquor relocation costs	(14.6)	-
Kmart NZ onerous lease reversal	15.4	12.8
Mt Druitt centre restructure costs	(19.2)	-
Sydney Central residual payment	9.9	-
Net supply chain implementation costs	(47.8)	-
EBIT[a]	888.1	744.4	19.3%
Net borrowing costs	(48.8)	(63.2)
Interest - Employee Share Plan restructure	35.3	-
Net profit before tax before accounting policy changes	874.6	681.2	28.4%
Income tax expense	(258.1)	(210.0)
Net profit after tax before accounting policy changes	616.5	471.2	30.8%
Accounting policy changes after tax	-	(41.7)
Net profit after tax	616.5	429.5	43.5%
Underlying profit after tax[c]	576.5	455.6	26.5%

	2004	2003
Underlying earnings per share[c] (basic) (cents)	43.7	34.4
Earnings per share (basic) (cents)	46.9	32.2
Ordinary dividend per share (cents)	29.0	26.0
Operating gross margin (%)
- CML Group excl Coles Express[d]	27.47	27.33
- Food and Liquor excl Coles Express[e]	24.32	24.69
- Kmart, Officeworks, Myer, Target[e]	32.90	31.80
Cost of doing business / sales (%)
- CML Group excl Coles Express[d]	24.38	24.62
- Food and Liquor excl Coles Express[e]	20.55	21.05
- Kmart, Officeworks, Myer, Target[e]	29.56	29.52
Return on investment[f] (%) (mat)	21.6	17.9
Operating cash flow	1,338.3	1,178.4
Free cashflow	627.8	741.2
Net debt/Net debt & equity (%)	(2.7)	6.2
Fixed charges cover (times) (mat)	2.3	2.2

a	Excluding 2003 accounting policy changes, comprised of: promotional rebates $(79.3)m; liquor licenses $10.3m; logistics administration expenses $5.0m. Associated income tax benefits $22.3m

b	Red Rooster (sold May 2002).

c

$m post-tax

Net profit after tax before accounting policy changes

Write-back of Kmart NZ onerous lease provision

Sydney Central Plaza - profit on sale

Employee Share Plan restructure - interest benefit

Underlying net profit after tax

	2004 616.5 (15.4) - (24.6) 576.5	2003 471.2 (12.8) (2.8) - 455.6

d	Excludes 2003 accounting policy changes, write-back of Kmart NZ onerous lease provision and net supply chain implementation costs

e	Excludes 2003 accounting policy changes, Liquor relocation costs and Mt Druitt centre restructure

f	Group EBIT excluding 2003 accounting policy changes divided by net assets employed on moving annual total basis

RETAIL OPERATIONS

Food and Liquor

	2004	2003	Change
Sales ($m)	17,969	16,558	8.5%
Comparative store sales growth			4.3%
Retail EBIT ($m)	677.5	602.0	12.5%
Retail margin (%)	3.77	3.64	13bp
Net assets employed (NAE) ($m)	2,096	2,080
ROI (mat) (%)	32.2	30.5

  Food and Liquor retail EBIT up 12.5% - strongest profit growth in six years

  Increased sales momentum

  Margin expansion continued, despite short term double loyalty costs

  Growth initiatives focused on delighting customers

Food and Liquor reported a 12.5% increase in retail EBIT over the year.

Steven Cain, Group Managing Director Food, Liquor and Fuel, said that the Food and Liquor business reported its strongest profit growth in six years.

"The focus on delighting customers is clearly delivering results," Mr Cain said.

"Our market share has increased through the high degree of customer satisfaction with our new fuel and fresh food offers, along with improved perceptions of the real value we offer in our stores. As a result, sales momentum increased over the year, with fourth quarter Food and Liquor sales growth of 9.4%.

"New fresh produce departments with their 'market' look are now a feature in the majority of Coles stores, supported by better product quality. Fresh food improvements have also benefited customer traffic, assisting sales growth across the store.

"Our leadership position in house-brand ranges continues to strengthen, with Coles and Bi-Lo further improving and expanding their already successful ranges. Over 4,000 house-brand products are now on offer in our supermarkets in response to growing customer demand. This important and high margin segment is expected to represent 30% of supermarket sales by FY2007.

"The Food and Liquor retail EBIT margin rose by 13 basis points to 3.77% over the year. This reflects sales leverage, reduced shrinkage and waste, and continued streamlining of costs. The margin increase was achieved despite the short-term impact of double loyalty costs incurred in the second half - both shareholder discount and fuel discount.

"The Food and Liquor CODB to sales ratio (excluding Coles Express) fell by 50 basis points to 20.55%, establishing Coles Myer as the lowest cost food and liquor operator in Australia. Operating gross margin was 24.32% (2003: 24.69%), reflecting double loyalty costs and the strategic reinvestment of cost savings to underpin our value offer for customers.

"The Coles Myer Liquor Group's central team was relocated to Melbourne ahead of schedule in August 2004, which will enable our Food and Liquor teams to work more closely on innovative ways to delight our customers and to benefit from cross-brand career development opportunities. Relocation costs of $14.6 million pre-tax were incurred in the second half as a result.

"The store expansion program continued to plan, with 29 supermarkets and 21 liquor outlets opened in the year. Store openings in the order of 30 supermarkets and 20 liquor stores are expected in FY2005, with respective net store increases (after closures and replacements) of approximately 26 and 14 expected.

"To increase the pace of growth of our business, we have recently moved the Coles and Bi-Lo support structures into one integrated supermarket team. The new structure removes layers and duplication, enabling greater agility and speed to market with new and improved customer offers. Additional resources have been reinvested into our strategic areas of fresh food and house-brands, further elevating their focus to deliver the best value and most convenient offer for customers," Mr Cain said.

Looking ahead, the Food and Liquor business is well positioned for growth, driven by:

  great value and innovative offers;

  continued improvement of fresh food categories, including meat, deli and bakery;

  growth of our successful house-brands;

  leveraging the CML loyalty program;

  network expansion; and

  a positive sector outlook.

Coles Express
	2004	2003
Sales ($m)	3,177	-
Retail EBIT ($m)	20.1	-
Retail margin (%)	0.63	-
NAE ($m)	162	-
ROI (mat) (%)	21.1	-

Coles Express, incorporating fuel and convenience stores, reported retail EBIT of $20.1 million in its first year of trading. This new business has already exceeded its cost of capital by a considerable margin and was EPS positive in FY2004 in its own right.

Coles Express was launched in Victoria in July 2003, with the progressive national roll-out completed by March 2004. The total network of 598 sites provides the Group with clear leadership in both the fuel and convenience retailing channels, leveraging off its quality Shell fuel offer, prime locations and well established convenience stores.

As a consequence of the outstanding customer response to our fuel offer, the Coles Express network is now expected to generate annual sales of around $4.5 billion in FY2005.

Fuel discounts are a key part of the Group's loyalty program and are being used in different and innovative ways to delight customers. This recently included the 'FlyBuys for fuel' offer, where Coles Myer Source MasterCard holders could redeem FlyBuys points for Coles Express fuel.

Building on this strong foundation, Coles Express will focus on enhancing the customer experience by providing improved service and developing the convenience store offer, while further strengthening its links with the Group loyalty program.

Kmart and Officeworks
	2004	2003[3]	Change
Sales ($m)	4,681	4,370	7.1%
Comparative store sales growth			3.6%
Retail EBIT ($m)	135.6	103.6	30.9%
Retail margin[4] (%)	2.90	2.37	53bp
NAE ($m)	832	846
ROI (mat) (%)	16.0	12.0

Kmart and Officeworks reported a 30.9% increase in combined retail EBIT to $135.6 million. Both brands improved their margins over the year, with the combined retail EBIT margin rising by 53 basis points to 2.90%.

Kmart Managing Director, Hani Zayadi, said that Kmart's strong performance is evidence that customers have responded to its compelling product offer, competitive prices and improved marketing.

"Kmart continues its rebuild in a highly competitive market. Margins improved over the year, and sales growth accelerated in the second half against a very high prior year base," said Mr Zayadi.

"Particular highlights in general merchandise were new ranges in our home offer and sustained growth in toys, leisure and entertainment.

"In apparel, we saw solid performances from new brands including Hilary Duff and Sista, and ongoing strength from our house-brands, including Girl Xpress, Now and Solutions. These brands represent great quality and value for customers, who are clearly responding.

"We were also pleased with the success of our event program, including Easter, Stocktake and Mother's Day Sales, along with our Mega Electrical and Toy Sales. The marketing, product assortment and in-store execution of these events resulted in an enthusiastic customer response.

"Kmart opened five new stores during the year, bringing the network to 175 stores. A further 18 stores were refurbished, with lower fixtures and wider aisles, improving the shopping experience for customers and making it easier for them to move through the store. We expect to open five new stores and refurbish a further 25 in FY2005," Mr Zayadi said.

Officeworks delivered another good performance. Officeworks Managing Director Launa Inman said the business continued to strengthen its position as the number one choice for quality office and technology products for home offices and small and medium businesses, with its great range, convenience, customer service and low prices.

"The result reflected good sales growth, improved merchandise mix and ongoing business efficiencies," Ms Inman said.

Officeworks opened nine new stores in the year, increasing the network to 78, with a further 20 stores undergoing refurbishment. Another 6-9 store openings are planned for FY2005.

Myer and Megamart
	2004	2003[3]	Change
Sales ($m)	3,322	3,240	2.5%
Comparative store sales growth			2.0%
Retail EBIT ($m)	60.7	25.2	140.9%
Retail margin (%)	1.83	0.78	105bp
NAE ($m)	621	638
ROI excl Megamart (mat) (%)	11.5	5.0

Myer and Megamart reported a significant 140.9% increase in retail EBIT to $60.7 million, including a return to profitability in the second half of the year.

"This is a strong result for Myer and clearly demonstrates significant progress against our rebuild program. The combination of ongoing enhancements to our merchandise offer, strong customer focus and our strategic marketing program is delivering results," Myer Managing Director Dawn Robertson said.

"The quality of our sales reflects our cleaner inventory and well-managed markdown control, resulting in a retail EBIT margin increase of 105 basis points to 1.83%.

"Customers responded very well to the introduction of more new brands and strengthening of existing brands across all departments, with strong performing categories including women's, men's, cosmetics, soft home, accessories and footwear. The introduction of Virgin entertainment centres into our stores will also enhance our offer.

"Strategic management of our store portfolio continued during the year. Our stores are looking much better, and our customer service continues to improve. We completed store upgrades at Chatswood, Highpoint, Perth and Parramatta, along with the opening of our new Bondi store in April 2004, which continues to gain strong customer acceptance. Three under-performing stores were closed during the year in Bathurst, Bairnsdale and Mt Druitt.

"Megamart's performance in the highly competitive electrical market, however, was disappointing, with the business incurring a loss during the year.

"Over the past three months, we have developed a comprehensive strategy to deliver an improved financial performance at Megamart. Our review of the business identified two principles issues, being customer offer and scale. The first step, which is now being implemented, will be launched to customers in mid-November. It includes a much stronger focus on total electrical solutions and technology, a new store layout, major improvements in customer service and selling approaches, and a new marketing campaign. Scale options will be considered later.

"Myer's performance was largely in line with its cost of capital during the year when Megamart is excluded, thereby meeting its targeted milestone. The success of Myer's strategic positioning means that we are entering 2005 in a stronger position as we continue the rebuild journey," Ms Robertson said.

Target

	2004	2003[3]	Change
Sales ($m)	2,852	2,647	7.7%
Comparative store sales growth			6.4%
Retail EBIT ($m)	150.9	92.0	64.0%
Retail margin (%)	5.29	3.48	181bp
NAE ($m)	462	470
ROI (mat) (%)	31.9	18.4

Target reported a 64.0% increase in retail EBIT to $150.9 million.

Managing Director Larry Davis said that Target delivered its highest profit in the brand's history. This follows the significant 77.9% increase in retail EBIT in the prior year.

"This has been an exceptional year for Target. We are successfully delivering on our strategy of on-trend, affordable and high quality ranges, combined with excellent store execution and rapid sell-through within each season," Mr Davis said.

"Target's retail margin rose by 181 basis points to 5.29%, reflecting good management of product sourcing and promotional programs, combined with strong inventory control.

"Target is leading the Group in increasing the direct sourcing of imported goods, which delivers greater cost efficiencies and faster access to new and differentiated products. Target has also benefited from a strong Australian dollar through this process.

"Our speed to market with new merchandise ranges has great customer appeal. Seasonal events are strongly supported, along with our key promotions such as the Massive Home, Stocktake and Toy Sales. Customers are responding well to new private label ranges and product licences in apparel and homewares.

"Target opened five stores during the year, replaced four and closed six, as part of the ongoing strategy of opening stores in key growth areas, closing non-performing stores and increasing store sizes where appropriate.

"Target's focus on the right merchandise, events, store layout and execution should position the business well going forward," Mr Davis said.

Emerging Businesses
	2004	2003	Change
Sales ($m)	291	235	23.7%
Retail EBIT ($m)	(19.2)	(9.7)
NAE ($m)	36	31

Emerging Businesses reported a retail EBIT loss of $19.2 million. Excluding a write-down of Shopfast goodwill in the second half, a $13.5 million loss was incurred for the year.

Leveraging the scale of the Group

The transformation of CML's Supply Chain and Information Technology will leverage the unique competitive advantage of the Group, to drive better value and service for customers and better returns for shareholders.

These major projects progressed well during the year, in line with our plan of achieving cost savings of $425 million by FY2008. Net supply chain implementation costs of $47.8 million pre-tax were incurred during the year, as targeted. Net costs of a similar level are expected in FY2005.

Key achievements in FY2004 included:

Supply chain

  Strong management team fully established, including local and international experience

  Network consolidation progressing to plan

  Two distribution centres closed, 11 new sites identified

  Restructuring to most efficient model - two national distribution centres (DCs) supported by key regional DCs

  Multiple DC constructions commencing in FY2005

  Multiple refurbishments of general merchandise DCs completed

  International trade system implementation underway

  Standardised shipping system across brands, improving efficiencies

  Multiple trials of new packaging and handling units progressing well

  Roll-cage pilots successfully undertaken. State roll-out program commencing in FY2005

  Shelf-ready and 'one-touch' packaging in place in Coles and Bi-Lo, expanding to over 3,000 lines in FY2005

  Reduces double-handling and easier filling of fixtures

  Factory gate pricing pilot underway

  Reduces cost of inbound freight

  New transport management system roll-out in FY2005

  Reductions in direct-to-store deliveries exceeding targets

  Aim to reduce from 24% to 5% of sales

Information Technology

  Good progress in implementing the new merchandise system for Food, Liquor and Fuel - foundation data for the new system implemented

  Electronic invoicing successfully installed in our Food business

  Standard warehouse management system selected for CML wide deployment

  New time and attendance system installed in food businesses

  Coles Express system integration on track for integration by December 2004

  Upgrade of point-of-sale system for Food business commenced. Planning underway to introduce common point-of-sale system across CML

  Work underway to replace Myer merchandise system

  Implementation of common financial system across CML underway

CORPORATE AND pROPERTY
$m	2004	2003
Corporate costs	(105.0)	(113.5)
Property
Gain on sale of property	9.9	6.9
Property operating earnings	13.9	27.6
Total property	23.8	34.5

Corporate costs fell by $8.5 million to $105.0 million, assisted by lower Annual General Meeting expenses and restructuring and project costs.

Total property earnings fell by $10.7 million to $23.8 million. Property operating earnings fell by $13.7 million to $13.9 million, following the sale of Sydney Central Plaza in March 2003. Gain on sale of property increased by $3.0 million to $9.9 million. The book value of the property portfolio at year-end was $425.4 million (2003: $414.1 million).

Interest and Tax

Net borrowing costs decreased by $14.4 million to $48.8 million. This reflects significantly lower average net debt levels, assisted by strong cashflow. Coles Myer received $35.3 million in interest income from the Coles Myer Employee Share Plan for the funding facility, following a restructure by the Trustees. Income tax expense of $258.1 million reflects an effective tax rate of 29.5%.

BALANCE SHEET
$m	2004	2003
Inventory	3,032.7	2,836.8
Trade creditors	(2,067.8)	(1,896.6)
Net investment in inventory	964.9	940.2
Other current net liabilities	(1,019.4)	(760.0)
Working capital	(54.5)	180.2
Intangible assets	576.1	494.0
Property, plant & equipment	3,395.7	3,340.6
Other net assets/(liabilities)	(136.9)	(36.6)
Funds Employed	3,780.4	3,978.2
Net Tax Balances	194.3	46.8
Net assets employed	3,974.7	4,025.0
Net (cash)/debt	(108.5)	248.6
Shareholders' equity	4,083.2	3,776.4

The balance sheet was further strengthened over the year, with improved trading results and negative working capital being the key drivers. A net cash position of $108.5 million was achieved.

Return on investment increased strongly to 21.6% from 17.9% in 2003, being well in excess of the 20% strategic target set for FY2004.

Inventory levels rose by 6.9%, including new stores and acquisitions, being considerably lower than the 19.4% increase in Group sales. Creditors support rose from 60.7% to 63.4% over the year, with negative working capital of $54.5 million.

Total capital expenditure of $873 million (2003: $992 million) included the acquisition of Coles Express fuel sites across Australia. Excluding acquisitions, capex was $744 million (2003: $693 million). In FY2005 capital expenditure of approximately $900 million is expected.

Cash flow

$m	2004	2003
EBITDA	1,513.0	1,228.6
Operating cash flow	1,338.3	1,178.4
Capex	(704.1)	(625.2)
Acquisitions	(194.5)	(243.1)
Asset sales	122.0	417.5
Employee Share Plan loan repayment	66.1	13.6
Free cash flow	627.8	741.2
Dividends paid	(307.8)	(287.6)
Net cash flow	320.0	453.6

Operating cashflow rose by $159.9 million to $1,338.3 million. Excluding additional tax payments of $109.4 million in FY2004, operating cashflow rose by 22.9% over the year, in line with EBITDA growth of 23.1%. This reflects improved business performance, lower funding costs and strong balance sheet management.

Strong free cashflow of $627.8 million was generated over the year (2003: $741.2 million, which included the one-off impact of $372.8 million received from the sale of Sydney Central).

Coles Myer Ltd.

Appendix 4E

Preliminary Final Report

for the 52 weeks ended 25 July 2004

(previous corresponding period: 52 weeks ended 27 July 2003)

Results for announcement to the market
				$m
Revenue from ordinary activities	up	18.5%	to	32,734.1
Profit from ordinary activities after tax attributable to members	up	43.5%	to	616.5
Net profit for the period attributable to members	up	43.5%	to	616.5

Dividends	Amount per security		Franked amount per security at 30% tax
Interim dividend	14.0 cents		14.0 cents
Final dividend	15.0 cents		15.0 cents
Total dividend	29.0 cents		29.0 cents
Record date for determining entitlements to the dividend	15 October 2004

Statement of Financial Performance

	2004 $m	2003 $m

Sales	32,266.8	27,016.6
Cost of goods sold	(24,059.5)	(19,618.6)
Gross profit	8,207.3	7,398.0
Other revenues from operating activities	27.1	17.7
Cumulative effect of change in accounting policy for supplier promotional rebates		(76.5)
Other revenue from non-operating activities	309.2	275.3
Proceeds from sale of property, plant and equipment, and businesses and controlled entities	131.0	392.5
Net book value of property, plant and equipment, and businesses and controlled entities disposed	(146.5)	(416.8)
Borrowing costs	(71.1)	(86.9)
Advertising expenses	(431.7)	(383.8)
Selling and occupancy expenses	(5,793.3)	(5,319.1)
Administrative expenses	(1,357.4)	(1,183.2)
Profit from ordinary activities before income tax expense	874.6	617.2
Income tax expense	(258.1)	(187.7)
Net profit	616.5	429.5
Net (decrease)/increase in asset revaluation reserve	(8.2)	83.5
Net decrease in foreign currency translation reserve	(30.4)	(17.1)
Adjustment resulting from change in accounting policy for annual leave entitlements (page 29)		(6.6)
Total revenues, expenses and valuation adjustments attributable to members of Coles Myer Ltd. recognised directly in equity	(38.6)	59.8
Total changes in equity other than those resulting from transactions with owners as owners	577.9	489.3

Earnings per share
Basic earnings per share	46.9 cents	32.2 cents
Diluted earnings per share	47.3 cents	33.2 cents

Statement of Financial Position
	2004 $m	2003 $m

Current assets
Cash	849.0	905.5
Receivables	646.7	346.0
Inventories	3,032.7	2,836.8
Other	41.1	28.1
Total current assets	4,569.5	4,116.4
Non-current assets
Receivables	50.4	121.5
Investments	112.9	105.8
Property, plant and equipment	3,395.7	3,340.6
Deferred tax assets	302.7	221.9
Intangibles	576.1	494.0
Other	30.0	29.8
Total non-current assets	4,467.8	4,313.6
Total assets	9,037.3	8,430.0
Current liabilities
Payables	2,815.7	2,476.3
Interest bearing liabilities	261.5	10.8
Tax liabilities	161.6	13.6
Provisions	563.3	540.8
Total current liabilities	3,802.1	3,041.5
Non-current liabilities
Interest bearing liabilities	713.4	1,143.3
Deferred tax liabilities	108.4	175.1
Provisions	281.9	244.4
Other	48.3	49.3
Total non-current liabilities	1,152.0	1,612.1
Total liabilities	4,954.1	4,653.6
Net assets	4,083.2	3,776.4
Equity
Contributed equity	2,306.7	2,210.3
Reserves	430.2	468.8
Retained profits	1,346.3	1,097.3
Total equity	4,083.2	3,776.4

Statement of Cash Flows
	2004 $m	2003 $m
	Inflows/(outflows)
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)	34,539.6	28,904.1
Payments to suppliers and employees (inclusive of goods and services tax)	(32,905.0)	(27,469.2)
Distributions received from associated entities	7.0	6.2
Interest received	55.2	20.0
Borrowing costs paid	(70.0)	(103.6)
Income tax paid	(288.5)	(179.1)
Net cash inflow from operating activities	1,338.3	1,178.4
Cash flows from investing activities
Payments for property, plant and equipment	(704.1)	(625.2)
Payments for purchase of businesses and controlled entities	(192.0)	(241.7)
Payments for purchase of other investments	(1.4)
Payment for purchase of associated entity	(1.1)	(1.4)
Proceeds on sale of property, plant and equipment	80.3	37.1
Proceeds on sale of Sydney Central Plaza	9.9	372.8
Proceeds on sale of businesses and controlled entities	31.8
Proceeds on sale of investments		7.6
Repayment of loan from other entities	66.1	13.6
Net cash (outflow) from investing activities	(710.5)	(437.2)
Cash flows from financing activities
Proceeds from issue of shares and options	37.1	-
Proceeds from borrowings	1,362.7	279.7
Repayments of borrowings	(1,772.6)	(704.6)
Dividends paid	(307.8)	(287.6)
Net cash (outflow) from financing activities	(680.6)	(712.5)
Net (decrease)/increase in cash held	(52.8)	28.7
Cash at the start of the year	894.7	866.0
Cash at the end of the year	841.9	894.7

Reconciliation of net cash inflow from operating activities to net profit is as follows:
Net cash inflow from operating activities	1,338.3	1,178.4
Depreciation and amortisation	(528.3)	(504.2)
Changes in assets and liabilities
Increase in current receivables	57.4	69.5
Increase/(decrease) in inventories	124.9	(24.0)
Increase/(decrease) in future income tax benefits	80.8	(38.3)
Increase/(decrease) in other assets	20.9	(29.6)
(Increase) in trade creditors	(139.7)	(105.1)
(Increase) in other liabilities	(135.8)	(55.0)
(Increase) in provision for taxation	(148.0)	(20.3)
(Increase) in provisions	(53.6)	(79.2)
Decrease in deferred income tax	66.7	74.4
Net loss on disposal of plant and equipment	(45.0)	(31.2)
Net profit on sale of freehold properties	7.8	1.4
Net profit on sale of Sydney Central Plaza	12.0	5.5
Net profit on sale of businesses and controlled entities	9.7
Write-down of non-current assets to recoverable amounts	(51.6)	(12.8)
Net profit	616.5	429.5

Statement of Cash Flows (continued)
Acquisitions/Disposals
Details of the aggregate cash flows relating to acquisition and disposal of businesses and controlled entities and the assets and liabilities at the date of acquisition and disposal are as follows:

	Acquisitions*		Disposals
	2004 $m	2003 $m	2004 $m	2003 $m

Consideration	(209.4)	(362.6)	31.9	372.8
Cash	17.4	3.2	(0.1)
Receivables - current		17.6		(2.1)
Inventories	73.9	51.8	(3.0)
Other assets - current		2.4		(1.2)
Property, plant and equipment	15.0	45.8	(10.2)	(363.0)
Deferred tax assets		2.0
Intangibles	109.2	260.2	(9.3)
Payables - current		(19.1)		(1.0)
Provisions - current	(6.1)	(1.3)	0.4
Net assets acquired/(disposed)	209.4	362.6	(22.2)	(367.3)
Reconciliation of cash flows:
Cash consideration	(209.4)	(362.6)	31.9	372.8
Consideration satisfied by share issue		117.7
Cash acquired/(disposed)	17.4	3.2	(0.1)
Cash (Outflow)/Inflow	(192.0)	(241.7)	31.8	372.8
* The purchase method of accounting is applied. Net assets acquired are recorded at fair value. Significant transactions included in the above table

During 2004, the CML Group acquired from Shell multi-site franchisees the right to operate 585 fuel and convenience outlets and eight standalone convenience stores for $103.7 million (including transaction costs). In addition to this right, other assets and liabilities, including inventories, property, plant and equipment and employee related liabilities have been acquired for a further $79.5 million.

During 2004, the CML Group disposed of five Newmart stores and seven Sands and McDougall stores for $31.9 million.

On May 26, 2003 Liquorland (Australia) Pty Ltd., a wholly owned controlled entity of Coles Myer Ltd., acquired 100% of the issued share capital of Pallas Newco Pty. Ltd. and ALW Newco Pty. Ltd (Theo's NSW) for $179.8 million, plus associated inventory for $37.4 million, and freehold property for $14.8 million. The consideration comprises cash, and the issue of 17,857,143 Coles Myer Ltd. ordinary shares. Coles Myer Ltd. has guaranteed a value of $7.00 per share throughout a period of three years, commencing 26 May 2003, and will bear any share price risk during that period. Should any consideration become payable it will be brought to account as a component of goodwill arising on the acquisition. At balance date, no amount would have been payable.

On January 6, 2003 Officeworks Superstores Pty. Ltd., a wholly owned controlled entity of Coles Myer Ltd., acquired 100% of the issued share capital of Viking Direct Pty. Ltd. and Viking Office Products Pty. Ltd. for $38.7 million, plus associated inventory for $11.1 million, and freehold property for $17.5 million.

On March 10, 2003 the Coles Myer Group sold Sydney Central Plaza for $372.8 million, net of transaction and sale related costs of $17.2 million. During 2004, additional proceeds of $9.9 million were received.

Statement of Cash Flows (continued)

Reconciliation of Cash

For the purposes of the Statement of Cash Flows, cash includes cash on hand and at bank, net of bank overdraft. Cash at the end of the year as shown in the Statement of Cash Flows is reconciled to the relevant Statement of Financial Position items as follows:

	2004 $m	2003 $m

Cash assets	849.0	905.5
Bank overdraft	(7.1)	(10.8)
	841.9	894.7

Non-cash financing and investing activities

Financing - CML issued ordinary shares under the Dividend Reinvestment Plan for $59.3 million (2003 $60.3 million).

Investments - During 2003 CML issued ordinary shares for $117.7 million in connection with the purchase of Pallas Newco Pty. Ltd. and ALW Newco Pty. Ltd.

Details of major financing facilities

Credit standby facilities - The CML Group has $530.0 million (2003 $580.0 million) of committed facilities of which $530.0 million (2003 $580.0 million) was undrawn at balance date. The facilities have maturity dates ranging between December 2004 and August 2009 (2003 maturity dates ranged between October 2003 and August 2008).

Commercial paper - The CML Group has commercial paper programmes based in Australia and Europe. The programmes are guaranteed by Coles Myer Ltd. and are supported by the credit standby facilities referred to above. At balance date no commercial paper was on issue (2003 $NIL).

Medium term notes - The CML Group has issued medium term notes under a debt issuance programme in Europe and Australia and under a medium term note programme in Australia. At balance date $670.6 million (2003 $1,052.4 million) equivalent of medium term notes were on issue.

Other loans - $NIL (2003 $7.5 million) equivalent of loans, denominated in Japanese yen, were outstanding at balance date with a maturity date of July 2004.

Dividends
	2004 $m	2003 $m
Ordinary shares
Final dividend for the year ended 27 July 2003 of 12.5 cents (2002 12.0 cents) per fully paid ordinary share paid on 10 November 2003 (2002 11 November 2002). Fully franked at 30% tax rate (2003 30%).	151.6	142.1

Interim dividend for the year ended 25 July 2004 of 14.0 cents (2003 13.5 cents) per fully paid ordinary share paid 10 May 2004 (2003 12 May 2003). Fully franked at 30% tax rate (2003 30%).	170.3	160.6

Non-redeemable reset convertible preference shares (ReCAPS)
Dividend of $3.2589 (2003 $3.2589) per share paid 1 December 2003 (2003 2 December 2002). Fully franked at 30% tax rate (2003 30%).	22.8	22.8

Dividend of $3.2589 (2003 $3.2411) per share paid 31 May 2004 (2003 2 June 2003). Fully franked at 30% tax rate (2003 30%).	22.8	22.7

Total dividends	367.5	348.2

Dividends not recognised at year end

In addition to the above dividends, since year end the Directors have recommended the payment of a final dividend of 15.0 cents (2003 12.5 cents) per fully paid ordinary share and a dividend of $3.2589 (2003 $3.2589) per ReCAP, fully franked based on tax paid at 30%. Aggregate amount of the proposed ordinary dividend expected to be paid on 8 November 2004 (2003 10 November 2003) and the proposed ReCAP dividend expected to be paid on 30 November 2004 (2003 1 December 2003) out of retained profits at 25 July 2004, but not recognised as a liability at year end as a result of the change in accounting policy for providing for dividends.

	206.6	151.6

The franked portions of the final dividends recommended after 25 July 2004 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 31 July 2005.

Franking credits

Franking credits of $412.9 million (2003 $141.4 million), at 30%, are available for the consolidated entity, and will enable the payment of franked dividends for at least the next year.

Dividend reinvestment plan The dividend reinvestment plan has been suspended. The final dividend will be paid in cash.

Earnings per share
	2004	2003
Basic earnings per share	46.9 cents	32.2 cents
Diluted earnings per share	47.3 cents	33.2 cents

Weighted average number of shares ('000s) used as the denominator
Weighted average number of shares used as the denominator in calculating basic earnings per share	1,216,260	1,192,073
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	1,304,470	1,294,840
Reconciliation of earnings used in calculating earnings per share ($'000s)
Basic earnings per share
Net profit	616,493	429,490
Dividends on ReCAPS	(45,600)	(45,500)
Earnings used in calculating basic earnings per share	570,893	383,990
Diluted earnings per share
Net profit	616,493	429,490
Earnings used in calculating diluted earnings per share	616,493	429,490

Depreciation and amortisation
	2004 $m	2003 $m

Depreciation
Freehold buildings	0.7	0.7
Leasehold improvements	52.1	49.4
Plant and equipment	438.1	418.2
	490.9	468.3

Amortisation
Co-branded operating rights	3.5
Goodwill	10.8	7.8
Computer software	20.1	25.3
Stamp duty	3.0	2.8
	37.4	35.9

Net borrowing costs
	2004 $m	2003 $m

Interest income	57.6	23.7
Interest expense	(71.1)	(86.9)
Net borrowing costs	(13.5)	(63.2)

Includes interest income from the Coles Myer Employee Share Plan Trust of $38.0 million (2003 $3.7 million) in the CML Group, comprising $2.7 million received in the first half, and $35.3 million received in the second half as a result of the restructuring of the Trust by its trustees.

Retained profits
	2004 $m	2003 $m

Retained profits at the start of the financial year	1,097.3	872.9
Adjustment resulting from change in accounting policy for providing for dividends (refer page 28)		149.7
Adjustment resulting from change in accounting policy for annual leave entitlements (refer page 29)		(6.6)
Net profit	616.5	429.5
Dividends	(367.5)	(348.2)
Retained profits at the end of the financial year	1,346.3	1,097.3

NTA backing
	2004 $	2003 $
Net tangible asset backing per ordinary security	2.31	2.16

Interests in associated entities
	Investment		Ownership interest		Principal activity	Balance date
	2004 $m	2003 $m	2004%	2003%
Unit Trust CMS General Trust	82.5	76.8	50	50	Property ownership	30 June
Partnership Fly Buys Partnership	2.0	2.0	50	50	Loyalty program	31 December
Proprietary company Quids Technology Pty Ltd	-	-	50	50	Software development	30 June

Segment Revenue
	2004 $m	2003 $m
Food, Liquor & Fuel	21,278.9	16,602.2
Kmart & Officeworks	4,732.4	4,385.5
Myer & Megamart	3,371.4	3,291.4
Target	2,882.0	2,661.8
Emerging Businesses	298.2	245.1
Property & Unallocated	138.9	448.3
Eliminated on consolidation	(25.3)	(32.4)
Subtotal	32,676.5	27,601.9
Interest income	57.6	23.7
Total Revenue	32,734.1	27,625.6

Segment Result
	2004 $m	2003 $m
Food, Liquor & Fuel	678.0	565.5
Kmart & Officeworks	151.0	103.8
Myer & Megamart	46.5	9.9
Target	150.9	89.9
Emerging Businesses	(19.2)	(9.7)
Property & Unallocated	(119.1)	(79.0)
Subtotal	888.1	680.4
Net borrowing costs	(13.5)	(63.2)
Profit from ordinary activities before income tax	874.6	617.2
Income tax expense	(258.1)	(187.7)
Net profit	616.5	429.5

During the 2004 financial year, management reporting was restructured resulting in Liquorland Direct being reported in Food, Liquor and Fuel, having previously been reported in Emerging Businesses. The 2003 comparatives have been amended accordingly.

Commentary on Segment Revenue and Result

The net profit after tax (NPAT) for the year of $616.5 million is up $187.0 million or 43.5% from $429.5 million reported for 2003. The increase in NPAT is reflected by an increase in diluted earnings per share of 42.5% from 33.2 cents per share in 2003 to 47.3 cents per share in 2004.

In 2003, NPAT, after adjusting for the after tax impact of the sale of Sydney Central Plaza of $2.8 million, the re-measurement of the Kmart NZ onerous lease provision of $12.8 million, and accounting policy changes of $41.7 million was $455.6 million ("Underlying" NPAT).

In 2004, NPAT, after adjusting for the after tax impact of the interest received from the Coles Myer Employee Share Plan Trust of $24.6 million, and the re-measurement of the Kmart NZ onerous lease provision of $15.4 million, was $576.5 million ("Underlying" NPAT). This is an increase of $120.9 million, or 26.5% on the 2003 Underlying NPAT.

Income tax expense of $258.1 million reflects an effective tax rate of 29.5%. The reduction in net borrowing costs is primarily attributable to the interest received from the Coles Myer Employee Share Plan Trust.

Food, Liquor & Fuel

($m)	2004	2003
Total Segment Revenue	21,278.9	16,602.2
Segment Result	678.0	565.5
Liquor head office relocation	14.6
Mt Druitt store restructuring costs	5.0
Accounting policy changes		34.0
Exited businesses		2.5
Underlying Result	697.6	602.0

Segment Revenue comprises sales of $21,146.3 million in 2004 and $16,557.6 million in 2003. Sales have increased by $4,588.7 million, or 27.7%. After adjusting for sales relating to Coles Express (business commenced operations in 2004), sales increased from $16,557.6 million to $17,969.4 million, an increase of $1,411.8 million, or 8.5%.

The Segment Result (net profit before interest and tax) has increased by $112.5 million, or 19.9% to $678.0 million. The Segment Result after adjusting for accounting policy changes and exited businesses was $602.0 million for 2003 ("Underlying Result"). The Segment Result after adjusting for the Liquor Group head office relocation costs and the Bi-Lo Mt Druitt store restructuring costs was $697.6 million for 2004 ("Underlying Result"). The Underlying Result increased by $95.6 million, or 15.9%. After adjusting for the results of Coles Express, the Underlying Result of Food & Liquor increased by $75.5 million, or 12.5% to $677.5 million.

Refer to the attached Press Release for further commentary on the results.

Kmart and Officeworks
($m)	2004	2003
Total Segment Revenue	4,732.4	4,385.5
Segment Result	151.0	103.8
Kmart NZ onerous lease provision re-measurement	(15.4)	(12.8)
Accounting policy changes		12.6
Underlying Result	135.6	103.6

Segment Revenue comprises sales (inclusive of intra group sales) of $4,681.0 million in 2004 and $4,369.5 million in 2003. Sales have increased by $311.5 million, or 7.1%.

The Segment Result (net profit before interest and tax) has increased by $47.2 million, or 45.5% to $151.0 million. The Segment Result after adjusting for accounting policy changes and the Kmart NZ onerous lease provision re-measurement was $103.6 million for 2003 ("Underlying Result"). The Segment Result after adjusting for the Kmart NZ onerous lease provision re-measurement was $135.6 million for 2004 ("Underlying Result"). The Underlying Result increased by $32.0 million, or 30.9%.

Refer to the attached Press Release for further commentary on the results.

Myer & Megamart
($m)	2004	2003
Total Segment Revenue	3,371.4	3,291.4
Segment Result	46.5	9.9
Mt Druitt store restructuring costs	14.2
Accounting policy changes		15.3
Underlying Result	60.7	25.2

Segment Revenue comprises sales of $3,322.4 million in 2004 and $3,239.9 million in 2003. Sales have increased by $82.5 million, or 2.5%.

The Segment Result (net profit before interest and tax) has increased by $36.6 million, or 369.7% to $46.5 million. The Segment Result after adjusting for accounting policy changes was $25.2 million for 2003 ("Underlying Result"). The Segment Result after adjusting for the Myer Mt Druitt store restructuring costs was $60.7 million for 2004 ("Underlying Result"). The Underlying Result increased by $35.5 million, or 140.9%.

Refer to the attached Press Release for further commentary on the results.

Target

($m)	2004	2003
Total Segment Revenue	2,882.0	2,661.8
Segment Result	150.9	89.9
Accounting policy changes		2.1
Underlying Result	150.9	92.0

Segment Revenue comprises sales of $2,851.8 million in 2004 and $2,646.9 million in 2003. Sales have increased by $204.9 million, or 7.7%.

The Segment Result (net profit before interest and tax) has increased by $61.0 million, or 67.9% to $150.9 million. The Segment Result after adjusting for accounting policy changes was $92.0 million for 2003 ("Underlying Result"). The Underlying Result increased by $58.9 million, or 64.0%.

Refer to the attached Press Release for further commentary on the results.

Emerging Businesses
($m)	2004	2003
Total Segment Revenue	298.2	245.1
Segment Result	(19.2)	(9.7)

Sales (inclusive of intra group sales of $24.2 million in 2004 and $31.5 million in 2003) have increased from $235.1 million to $290.6 million, an increase of $55.5 million. The Segment loss (net loss before interest and tax) has increased by $9.5 million.

Refer to the attached Press Release for further commentary on the results.

Property & Unallocated

($m)	2004	2003
Segment Result	(119.1)	(79.0)
Supply chain strategy costs	47.8
Underlying Result	(71.3)	(79.0)

The Segment loss (net loss before interest and tax) has increased by $40.1 million, or 50.8% to $119.1 million. The Segment loss after adjusting for supply chain strategy costs is $71.3 million for 2004 ("Underlying loss"). The Underlying loss has improved by $7.7 million.

Refer to the attached Press Release for further commentary on the results.
Changes in accounting policies & estimates
Change in accounting policy for inventory costing

(a) Supplier Promotional Rebates

Effective 29 July 2002, the CML Group has revised its policy of accounting for supplier promotional rebates such that accounting for all forms of rebates is reflective of recent guidance given by the Emerging Issues Task Force in the U.S. (EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor.")

Under this guidance, virtually all forms of rebates (including some which under previous accounting guidance were able to be taken directly to income) are treated as a reduction in the cost of inventory, deferring the recognition of the income to as and when the inventory is sold. As a result, rebates previously recorded as other revenue from operating activities, have now been disclosed as a reduction in cost of goods sold. The only exception is in limited circumstances in relation to the reimbursement of direct advertising costs incurred on behalf of the supplier, which are recorded as other revenue from non-operating activities.

On initial adoption of the change at 29 July 2002, the CML Group inventory decreased by $76.5 million. If the accounting policy had always been applied, the impact of the change would have been a decrease by $2.8 million for the year ended 27 July 2003.

Under the Australian equivalents to IFRS which come into effect in the 2006 financial year, voluntary changes to accounting policies such as this would be made by an adjustment to retained earnings, rather than through the Statement of Financial Performance.

(b) Indirect Logistics Expenses

Effective 29 July 2002, the CML Group made a modification to its policy of recognising indirect costs of operating distribution centres as a component of the cost of inventory. Previously, these indirect costs were expensed as incurred. The modification was made to improve the relevance and reliability of the information presented in the financial report and to further comply with AASB 1019 "Inventories".

On initial adoption of the change at 28 July 2002, the CML Group's inventory increased by $4.5 million. For the year ended 27 July 2003, the change in accounting policy was an increase to the CML Group's profit before tax by $5.0 million.

Change in accounting policy for providing for dividends

Effective 29 July 2002, the CML Group changed its accounting policy for providing for dividends to comply with AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" released in October 2001. In previous years, in addition to providing for the amount of any dividends declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date, provision was made for dividends to be paid out of retained profits at the end of the financial year where the dividend was proposed, recommended or declared between the end of the financial year and the completion of the financial report.

An adjustment of $149.7 million was made against retained profits at the beginning of the financial year to reverse the amount provided at 28 July 2002 for the accrued ReCAPS dividend and the proposed final dividend for that year that was recommended by the directors between the end of the financial year and the completion of the financial report. This reduced current liabilities - provisions and total liabilities for the year ended 27 July 2003 by $149.7 million with corresponding increases in net assets, retained profits, total equity and the total dividends provided for or paid.

Changes in accounting policies & estimates (continued)
Change in accounting policy for annual leave entitlements

Effective 29 July 2002, the CML Group changed its accounting policy for providing for employee benefits to comply with the revised AASB 1028 "Employee Benefits" released in June 2001. In previous years, liabilities for wages and salaries and annual leave were measured at current remuneration rates. Under the revised accounting standard these benefits must be measured at their nominal amounts, using the rates expected to be paid when the obligations are settled, and are not discounted.

An adjustment of $6.6 million was made at the beginning of the financial year to reduce retained profits, $9.4 million to increase employee provisions, and $2.8 million to increase the future income tax benefit. If the accounting policy had always been applied, the impact of the change for the year ended 27 July 2003 would have been immaterial.

Change in accounting estimate for liquor licenses

Effective 29 July 2002, the CML Group changed its accounting estimate with respect to the useful life of liquor licenses. The previous estimate recognised that liquor licenses had a useful life not exceeding twenty years.

The revised accounting estimate recognises that in all material respects, liquor licenses have an indefinite life as they have unlimited legal lives and are unlikely to become commercially obsolete.

As a consequence, no amortisation of liquor licenses has been charged for the year ended 27 July 2003. Had a change in estimate of useful life not taken place, then an amount of $10.3 million relating to amortisation expense would have been charged in the year to 27 July 2003.

Change in accounting estimate for computer software

Effective 28 July 2003, the CML Group changed its accounting estimate with respect to the useful life of computer software. The previous estimate recognised that computer software had a useful life not exceeding three years.

The revised accounting estimate recognises that in all material respects, computer software has a useful life not exceeding five years. The impact of the change was an increase to profit before tax of $12.0 million for the year ended 25 July 2004.

International Financial Reporting Standards (IFRS)

The Australian Accounting Standards Board (AASB) is adopting IFRS for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS. The adoption of Australian equivalents to IFRS will be first reflected in the CML Group's financial statements for fiscal 2006, being the half-year ending 29 January 2006 and the year ending 30 July 2006.

The transitional rules for adoption of IFRS require the restatement of comparative financial statements using Australian equivalents of IFRS, except for AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement".

Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as at 26 July 2004.

An IFRS project team has been established to manage the transition to Australian equivalents of IFRS. The project team is chaired by the Chief Financial Officer and reports to the Audit/Governance Committee every six months.

IFRS (continued)

Most of the Australian equivalents to IFRS have been evaluated and a number of key differences have been identified. The completion of this analysis is expected during fiscal 2005, enabling the implementation of required changes ahead of fiscal 2006.

The following areas have been identified as significant for the CML Group:

(i) AASB 2 "Share-based Payment"

CML has established an Executive Option Plan, under which options are issued to employees. Under the current accounting policy an expense is not recognised for options issued.

On adoption of AASB 2, options issued to employees will be recognised as an expense over the relevant vesting periods. The expense will be determined with reference to the fair value of the options issued. The determination of fair value is prescribed by the new standard. An adjustment will be recorded against opening retained earnings at 26 July 2004 to reflect the fair value, so determined, of any options granted after 7 November 2002 but before 26 July 2004 that are not vested at 1 January 2005.

(ii) AASB 3 "Business Combinations"

Under the current accounting policy goodwill is amortised over the period in which the benefits are expected to arise.

Under AASB 3, goodwill is no longer amortised, but instead will be subject to impairment testing at each reporting date.

(iii) AASB 116 "Property, Plant and Equipment" and AASB 140 "Investment Property"

Under the current accounting policy freehold land and buildings and investment properties are measured at their fair value. Increments and decrements are offset, and the net movement in the valuation is recognised in the asset revaluation reserve.

Under AASB 140, where an insignificant portion of a property is held for the company's own use it is classified as an investment property. Accordingly, it is unlikely that properties currently classified as investment properties will continue to meet the definition under IFRS. Properties that are not classified as Investment properties under AASB 140 can be measured under either the revaluation model or the cost model prescribed by AASB 116.

Under the cost model the property is carried at its cost less accumulated depreciation and impairment losses. Under the revaluation model any gains arising from changes in fair value are recognised in the asset revaluation reserve. However, the gain shall be recognised in the net profit or loss to the extent that it reverses a revaluation decrement previously recognised in the net profit or loss. Losses are recognised in the net profit or loss except where the decrement reverses a previous revaluation increment in the reserve.

In addition, under IFRS increments and decrements within an asset class cannot be offset. Properties must be considered individually, which could result in greater volatility in the Statement of Financial Performance.

At this stage there has been no decision on which policy will be applied.

(iv) AASB 112 "Income Taxes"

Under the current accounting policy deferred tax balances are determined using the income statement method. Items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity.

Under AASB 112, deferred tax balances are determined using the balance sheet method, which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the statement of financial position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

IFRS (continued)

It is expected that AASB 112 may require the CML Group to carry higher levels of deferred tax assets and liabilities, however, at this stage a significant transitional adjustment has not been identified.

(v) AASB 119 "Employee Benefits"

Under the current accounting policy an asset or liability is not recognised for the actuarially determined surplus or deficit of the defined benefit superannuation plan.

Under AASB 119 net surpluses or deficits that arise within the defined benefit superannuation plan must be recognised as an asset or liability in the Statement of Financial Position. The annual movements in those surpluses or deficits must be recorded in the Statement of Financial Performance, which could result in greater volatility.

Upon adoption, an actuarial valuation of the defined benefit superannuation plan will be performed in accordance with AASB 119, and an adjustment will be recorded against opening retained earnings at 26 July 2004.

(vi) AASB 136 "Impairment of Assets"

Under the current accounting policy the recoverable amount of assets is determined by reference to cash flows generated by a group of assets.

Under AASB 136 recoverable amount is assessed for each "cash generating unit", which is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows of other assets.

At this stage the determination of the CML Group's cash generating units has not been finalised.

(vii) AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement"

CML has on issue 7 million ReCAPS that are currently treated as equity. Under AASB 132 the ReCAPS will be reclassified as debt, and dividends paid will be recorded as interest expense.

Under AASB 139 foreign exchange contracts held for hedging purposes will be recorded in the Statement of Financial Position at fair value. Changes in fair value will be recognised directly in equity where hedge effectiveness tests are met. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, in which case the fair value changes are recognised in the Statement of Financial Performance.

AASB 132 and AASB 139 are not applicable until 1 August 2005. The impact on opening retained earnings at 1 August 2005 will depend on the value of foreign exchange contracts at that date.

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to Australian equivalents of IFRS. In addition, some decisions have not yet been made where choices of accounting policies are available. For these reasons it is not yet possible to quantify the impact of the transition to Australian equivalents to IFRS on the CML Group's financial position and reported results.

Annual Meeting

The annual meeting will be held as follows:
Hamer Hall
100 St Kilda Road
Melbourne
18 November 2004
10.00 am
Approximate date the annual report will be available 20 October 2004

Compliance Statement

  This report has been prepared under accounting policies which comply with the Corporations Act 2001, Australian Accounting Standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.
  This report and the financial statements prepared under the Corporations Act 2001, use the same accounting policies.
  This report gives a true and fair view of the matters disclosed.
  This report is based on financial statements which have been audited. The audit report, which was unqualified, will be made available with the Company's annual report.